Exhibit 21.1

Significant Subsidiaries

Name	State of Jurisdiction of Organization
EMC (Benelux) B.V.	Netherlands
EMC International Company	Ireland
EMC Information Systems International	Ireland
EMC International U.S. Holdings, Inc.	Delaware
VMware, Inc.	Delaware